Head Office
Nedcor Sandton
135 Rivonia Road
Sandown
Sandton 2196

PO Box 1144
Johannesburg 2000
South Africa
Tel +27 11 294 0999
Fax +27 11 295 0999
Website www.nedcor.co.za

NEDCOR

File No 82.3893

1 October 2002

SUPPL

United States Securities and Exchange Commission
Judiciary Plaza
450 - Fifth Street
N W
WASHINGTON DC 20549
USA

02055563

Dear Sir

NEDCOR LIMITED: RESULTS OF SCHEME MEETING – FILE NO: 82.3893

In terms of the requirements of Rule 12g 3-2 (b) of the Securities Exchange Act of 1934, we hereby attach a copy of an announcement published on the News Service of the JSE Securities Exchange South Africa, for your information.

Yours faithfully

pp **GS Nienaber**
GROUP SECRETARY

cc: Stephen Siller

dw 11/19

BUSINESS DAY, Tuesday, October 1 2002

NEDCOR

Nedcor Limited
(Incorporated in the Republic of South Africa)
(Registration number 1966/010630/06)
Share code: NED ISIN: ZAE000004875
("Nedcor")

NEDCOR
INVESTMENT BANK

Nedcor Investment Bank Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1963/003972/06)
Share Code in South Africa: NIB
Share Code in Namibia: NIH
ISIN: ZAE000019030
("NIB")

RESULTS OF SCHEME MEETING

1. Introduction

NIB shareholders are advised that at the scheme meeting held at 10:00 on Monday, 30 September 2002, a majority of 95,0% of NIB shareholders other than Nedcor ("scheme members") present in person or represented by proxy (which is in excess of the requisite 75% majority) approved, without modification, the scheme of arrangement ("the scheme") in terms of section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Act"), proposed by Nedcor between NIB and its shareholders, other than Nedcor, in terms of which Nedcor will acquire the entire issued share capital of NIB.

In terms of the scheme, shareholders of NIB will receive, subject to the Exchange Control Regulations of the South African Reserve Bank and the fulfilment of the outstanding conditions precedent set out below, 3,33333 Nedcor shares for every 100 NIB shares, equating to a ratio of 30 NIB shares per Nedcor share.

2. Outstanding conditions precedent

The implementation of the scheme is conditional upon the fulfilment of the following outstanding conditions precedent:

- the High Court of South Africa (Transvaal Provincial Division) (the "Court") sanctioning the scheme in terms of the Act; and
- a certified copy of the Order of Court sanctioning the scheme being registered by the Registrar of Companies in terms of the Act.

The Court hearing to sanction the scheme will be at 10:00 or so soon thereafter as counsel may be heard on Tuesday, 8 October 2002. Scheme members are entitled to attend at the Court in person, or to be represented by counsel, and to be heard concerning any objections they may have in respect of the sanctioning of the scheme.

3. Further announcement

A further announcement will be made once the Court has sanctioned the scheme.

NIB SHAREHOLDERS WHO HAVE QUERIES REGARDING THIS ANNOUNCEMENT OR THE CONTENT TO WHICH IT RELATES SHOULD CALL THE TOLL-FREE HELPLINE PROVIDED BY GEORGESON SHAREHOLDER ON 0800 202 362.

Johannesburg
30 September 2002

Investment bank and joint sponsor to Nedcor and NIB

NEDCOR
INVESTMENT BANK

Corporate law advisers and consultants to Nedcor and NIB

EDWARD NATHAN & FRIEDLAND
CORPORATE LAW ADVISERS & CONSULTANTS

Lead sponsor in respect of this transaction to Nedcor and NIB

Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the JSE Securities Exchange South Africa

Independent financial adviser to NIB

Deutsche Securities
Member of the Deutsche Bank Group
Deutsche Securities (SA) (Proprietary) Limited
(Registration number 1995/011798/07)

Financial adviser to Nedcor

ERNST & YOUNG
Corporate Finance (Pty) Ltd.
(Registration number 2000/031575/07)

INCE